Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Magda El Guindi-Rosenbaum

202.739.5778

mer@morganlewis.com

May 22, 2009

Via EDGAR Correspondence

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Nuveen Multistate Trust II (the “Trust”) File Nos. 333-14729 and 811-07755

Dear Mr. Grzeskiewicz:

This letter responds, where applicable, to your oral comments received on April 29, 2009 regarding Nuveen Investment Trust V (File Nos. 333-138592 and 811-21979), an affiliated registrant of the Trust. The Trust has filed Post-Effective Amendment No. 20 pursuant to Rule 485(a) under the Securities Act of 1933 to reflect the new requirements of Form N-1A and will file a post-effective amendment pursuant to Rule 485(b) on or about June 30, 2009, to update the financial information and make other non-material changes. The Trust will be requesting that the effective date of Post-Effective Amendment No. 20 be accelerated to coincide with the effective date of the 485(b) filing.

The following summarizes those of your comments that are applicable to the Trust and the Trust’s responses:

Comment 1:    On the cover of the prospectus, the Rule 481 legend needs to be in at least 10 point type. Also, the name of the fund seems to be too small as compared to the “Nuveen Taxable Fixed Income Funds” banner at the top of the page. The name of the fund should be more prominently displayed.

Response:    The requested formatting changes to the cover page of the prospectuses have been made.

Mr. John Grzeskiewicz

May 22, 2009

Comment 2:    In order to comply with the requirement that only required information be disclosed at the beginning of the prospectus, the Introduction page will need to be eliminated.

Response:    The Introduction page has been eliminated.

Comment 3:    In the Annual Fund Operating Expenses Table, the “Custodian Fee Credits” line item should be removed. In addition, footnotes 1 and 2 should be eliminated from the table and the fund should consider whether the explanation of the fee waiver in footnote 4 is adequate.

Response:    The “Custodian Fee Credits” line has been deleted. Certain footnotes have been deleted or shortened. The footnote explaining the fee waiver, if any, is believed to be adequate and may vary from series to series to reflect the applicable circumstances.

Comment 4:    In the “Example” determine whether the costs provided for Class C shares are correct considering that Class C shares are subject to a contingent deferred sales charge and the costs stated for both “Redemption” and “No Redemption” are the same. Also, if the costs for both “Redemption” and “No Redemption” for all classes are the same, the information can be displayed in one column.

Response:    Because Class C shares’ CDSC applies only if shares are sold within one year of purchase, there is no CDSC applicable to a sale of shares at or after the one year anniversary of the purchase. Therefore, it is the Trust’s position that in calculating the example the costs are the same whether or not there is a redemption.

Comment 5:    Modify the title for the Annual Total Return section to include the term “Performance.” In addition, the narrative for the Annual Total Return section does not follow the form requirements closely enough. Please revise and eliminate any unnecessary disclosure. Also, the Merrill Lynch Preferred Hybrid Securities Index (the “Merrill Index”) is not sufficiently broad-based to satisfy the form requirement for an appropriate broad-based securities market index. An additional index will need to be added to the table. While the Merrill Index and the Market Benchmark Index may remain in the table if they are deemed to be appropriate, the footnote disclosure regarding those indices should be eliminated and the narrative should be revised to indicate why these indices are relevant.

Response:    The title has been modified as requested and the narrative has been revised to eliminate unnecessary or irrelevant disclosure. The remaining comments are not directly applicable to the Trust since the series in the Trust compare themselves to different benchmarks than those referenced above.

Comment 6:    The Purchase, Sale and Exchange of Fund Shares section is too long. Specifically, the second, third, fifth, sixth and seventh sentences of the section should be removed.

Response:    The requested revisions deletions have been made.

Mr. John Grzeskiewicz

May 22, 2009

Comment 7:    Consider whether the reference to financial advisors in the Payments to Broker-Dealers and Other Financial Intermediaries section is confusing. Perhaps “sales representative” may be a good alternative. Also, the phrase “affiliates of the fund’s investment adviser” in the first sentence of this section may confuse investors. Please revise this sentence to more clearly express who may provide payments.

Response:    “Financial advisor” is the term that historically has been used by the Trust in its prospectuses; therefore, it should not be confusing to shareholders. In addition, the first sentence has been revised to reflect that the fund’s distributor may provide payments.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (202) 739-5778 or Christopher Rohrbacher of Nuveen at (312) 917-7862.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

c: Christopher Rohrbacher

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